SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Announcement dated December 22, 2006 regarding exceptional price movement of the Registrant’s shares.

1.2	Press Release dated December 22, 2006 regarding the approach of various potentially interested parties to the Registrant regarding a possible sale of its equity interests in Hutchison Essar Limited, the Registrant’s mobile operations in India.

1.3	Press Release dated December 25, 2006 regarding the appointment of David Avner as CEO of Partner Communications Company Ltd., the Registrant’s subsidiary in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

EXCEPTIONAL PRICE MOVEMENT

The Company has noted recent increase in the price of its shares and wishes to state that it is not aware of any reasons for such increase other than as may relate to market speculation on a possible sale of its equity interests in Hutchison Essar Limited.

Whilst the Company has been approached by various potentially interested parties regarding such a sale, no agreement has been entered into up to the date of this announcement. There is no assurance that a sale may result from these approaches.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Directors of Hutchison Telecommunications International Limited (the “Company”) have noted the recent increase in the price of its shares, as well as articles published in a number of newspapers recently citing market speculation that the Company may be contemplating a sale of its equity interests in its Indian wireless operator subsidiary, Hutchison Essar Limited. The Company has been approached by various potentially interested parties regarding a possible sale of such equity interests but no agreement has been entered into up to the date of this announcement in respect of any such possible sale. There is no assurance that a sale may result from these approaches.

Accordingly, investors are advised to exercise caution when trading in securities of the Company.

Other than as set out above, the Company is not aware of any reason for the increase in the price of the Company’s shares. The Company also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), and neither is the board of Directors of the Company aware of any matter discloseable under the general obligations imposed by Rule 13.09 of the Listing Rules which is or may be of a price-sensitive nature, other than as disclosed above.

Made by the order of Hutchison Telecommunications International Limited, the board of Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 22 December 2006

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

Exhibit 1.2

Press Statement

Hong Kong, 22 December 2006 - Hutchison Telecommunications International Limited’s (SEHK: 2332; NYSE:HTX; “the Company”, “Hutchison Telecom”) states that it has been approached by various potentially interested parties regarding a possible sale of its equity interests in Hutchison Essar Limited, the Company’s mobile operations in India. No agreement in respect of such possible sale has been entered into upto today’s date. The Company reiterates that there is no assurance that a sale may result from these approaches.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

1

Exhibit 1.3

PARTNER COMMUNICATIONS REPORTS

Appointment of David Avner as CEO

Will succeed Amikam Cohen, Company Founding CEO,

on January 1st 2007

Rosh Ha’ayin, Israel, December 25th, 2006 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced the appointment of David Avner as CEO of Partner effective 1 January 2007. Mr. Avner, presently Deputy CEO and COO, will succeed Mr. Amikam Cohen, Partner’s founding CEO.

Mr. Canning Fok, Partner’s Chairman of the Board congratulated Mr. Avner on his appointment. He also thanked Mr. Cohen for his most excellent contribution to the Company. He said that under Mr. Cohen’s leadership, Partner became a leading mobile operator after launching in 1999 from well behind the encumbents. He added that Partner is now a model of business excellence, having created major value for its shareholders, customers and employees. On leaving the post of CEO, Mr. Cohen will be an adviser to the Company.

Mr. Cohen said today that he will be leaving the post of Company’s CEO with pride at the achievements of the Company’s management and employees. He added that David Avner’s leadership and determination have already been demonstrated and that he is confident that David will continue to lead the Company to future growth and achievements.

Mr. Cohen also thanked Mr. Fok and the members of the Board for their continued support of the Company, and for their contribution to its successes.

1

Mr. Avner thanked the Chairman, the Board and Amikam Cohen for the trust put in him. He added that he will be taking over the helm of a Company he knows and admires and that is one of Israel’s most respected companies.

Mr. Avner was appointed as Partner’s Deputy CEO on April 2005 and as of January 1st 2006 served also as the Company’s COO. In the two years prior to joining Partner, he served as Senior Vice President of Operations and Member of the Executive Management at Amdocs Limited. Previously he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. Mr. Avner was also the Plant Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. He also served as active Director of Yotvata Dairies Subsidiary since 1998.

Mr. Avner holds a B.A. in Mathematics/Computer Sciences & Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.626 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il.

2

Contacts:

Mr. Emanuel Avner	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: dan.eldar@orange.co.il

3